NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

RECEIVED

2006 APR 17 A 11:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

06012589

April 4, 2006

SUPPL

Re: NABI ~~North American~~ Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached NABI Rt.'s latest press release regarding the AGM proposals.

Sincerely,

Rita Szalay
NABI Rt.

Attachment:
NABI Rt's press release

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

4/17

4. April 2006

Board proposals for the NABI AGM

NABI BUS INDUSTRIES RT.

NABI Rt. published the Board proposals for its AGM to be held on April 27, 2006. The proposals and other AGM materials will be available at NABI's offices (H-1165, Budapest, Újszász u. 45) or can be downloaded from www.nabi.hu/Download Center and the www.bse.hu web site.

- END -

For more information:
Szalay Rita
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: szalayr@nabi.hu